UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Zeo ScientifiX, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68621D206

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621D206	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Kompothecras
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 333,333(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 333,333(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 250,000 shares of common stock (“Shares”) held by and 83,333 Shares issuable upon the exercise of warrants held by Gary Kompothecras and Elizabeth Kompothecras his spouse, as tenants by the entireties. Therefore, Mr. and Mrs. Kompothecras are deemed to have shared voting and dispositive control with respect to the Shares reported herein as beneficially owned.
(2)	All calculations of percentage ownership herein are based upon an aggregate of 6,332,419 shares of common stock outstanding as of June 13, 2024, as reported by the Issuer in its April 30, 2024 Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 14, 2024.

CUSIP No. 68621D206	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Kompothecras
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 333,333(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 333,333(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 250,000 Shares held by and 83,333 Shares issuable upon the exercise of warrants held by Elizabeth Kompothecras and Gary Kompothecras, her spouse, as tenants by the entireties. Therefore, Mr. and Mrs. Kompothecras are deemed to have shared voting and dispositive control with respect to the Shares reported herein as beneficially owned.
(2)	All calculations of percentage ownership herein are based upon an aggregate of 6,332,419 shares of common stock outstanding as of June 13, 2024, as reported by the Issuer in its April 30, 2024 Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 14, 2024.

CUSIP No. 68621D206	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Zeo ScientifiX, Inc.

(b)	Address of Issuer’s Principal Executive Offices 3321 College Avenue, Suite 246 Davie, FL 33314

Item 2.

(a)	Name of Person Filing
	(1)	Gary Kompothecras
	(2)	Elizabeth Kompothecras

(b)	Address of the Principal Office or, if none, residence The address for Gary Kompothecras and Elizabeth Kompothecras is as follows: 6910 Point of Rocks Rd Sarasota, FL 34242

(c)	Citizenship Gary Kompothecras – USA Elizabeth Kompothecras – USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 68621D206

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 68621D206	13G	Page 5 of 7 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.,

(1)	Gary Kompothecras

(a)	Amount beneficially owned: See row 9 of page 2 of this Schedule 13G and footnote 1 thereto.

(b)	Percent of class: See row 11 of page 2 of this Schedule 13G and footnote 2 thereto.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote See row 6 of page 2 of this Schedule 13G and footnote 1 thereto.

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of See row 8 of page 2 of this Schedule 13G and footnote 1 thereto.

(2)	Elizabeth Kompothecras

(a)	Amount beneficially owned: See row 9 of page 3 of this Schedule 13G and footnote 1 thereto.

(b)	Percent of class: See row 11 of page 3 of this Schedule 13G and footnote 2 thereto.

CUSIP No. 68621D206	13G	Page 6 of 7 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote See row 6 of page 3 of this Schedule 13G and footnote 1 thereto.

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of See row 8 of page 3 of this Schedule 13G and footnote 1 thereto.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68621D206	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2024
Date

/s/ Gary Kompothecras
Gary Kompothecras

/s/ Elizabeth Kompothecras
Elizabeth Kompothecras

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use Schedule 13G to which this exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of August 12, 2024.

/s/ Gary Kompothecras
Gary Kompothecras

/s/ Elizabeth Kompothecras
Elizabeth Kompothecras